                                                                      EXHIBIT 8

                         [HAYTHE & CURLEY LETTERHEAD]

                                          March 24, 1997

Ramsay Health Care, Inc.
One Alhambra Plaza
Suite 750
Coral Gables, Florida 33134

Ramsay Managed Care, Inc.
One Alhambra Plaza
Suite 750
Coral Gables, Florida 33134

Gentlemen and Ladies:

  You have requested our opinion as to certain federal income tax consequences of the proposed merger (the "Merger") of Ramsay Managed Care, Inc., a Delaware corporation ("RMCI"), with and into RHCI Acquisition Corp., a Delaware corporation ("Merger Subsidiary") and wholly owned subsidiary of Ramsay Health Care, Inc., a Delaware corporation ("RHCI"), pursuant to which Merger Subsidiary will cease to exist and RMCI will continue as the surviving corporation of the Merger.

  In reaching the opinions expressed below, we have reviewed and relied on (i) the Agreement and Plan of Merger, dated as of October 1, 1996, among RMCI, RHCI and Merger Subsidiary (the "Merger Agreement"), and (ii) certain representations made by RHCI, Merger Subsidiary, RMCI and certain stockholders of RMCI.

  Based upon and subject to the foregoing, and assuming that the Merger and related transactions will take place in accordance with all the terms of the Merger Agreement, it is our opinion that:

    (i) the Merger will qualify as a reorganization within the meaning of
  Section 368(a) of the Internal Revenue Code of 1986, as amended (the
  "Code");

    (ii) no gain or loss will be recognized by the holders of common stock, $.01 par value per share, of RMCI ("RMCI Common Stock") upon the exchange of RMCI Common Stock for common stock, $.01 par value, of RHCI ("RHCI Common Stock") pursuant to the Merger or by the holders of preferred stock, series 1996, $.01 par value per share, of RMCI ("RMCI Preferred Stock") upon the exchange of RMCI Preferred Stock for class B preferred stock, series 1996, par value $1.00 per share, of RHCI ("RHCI Series 1996 Preferred Stock") pursuant to the Merger (see clause (v) below for the tax consequences of payments in lieu of fractional shares);

    (iii) the basis of the RHCI Common Stock and RHCI Series 1996 Preferred Stock received by a stockholder of RMCI pursuant to the Merger, including any fractional share interest deemed received as described in clause (v) below, will be the same as the basis of RMCI Common Stock or RMCI Preferred Stock surrendered in exchange therefor;

    (iv) the holding period of the RHCI Common Stock and RHCI Series 1996 Preferred Stock received by a stockholder of RMCI pursuant to the Merger will include the period during which the RMCI Common Stock and RMCI Preferred Stock surrendered therefor was held, provided that such RMCI Common Stock or RMCI Preferred Stock is a capital asset in the hands of the stockholder of RMCI on the effective date of the Merger;

    (v) a holder of RMCI Common Stock receiving cash in lieu of a fractional share of RHCI Common Stock will be treated as having received the fractional share of RHCI Common Stock in the Merger and then having received the payment in lieu of the fractional share as a distribution in full payment in exchange for the fractional share as provided in Section 302(a) of the Code; and

    (vi) a holder of RMCI Common Stock who dissents to the Merger and receives only cash in exchange for his RMCI Common Stock will be treated as having received a distribution in redemption of his RMCI Common Stock, subject to the rules in Section 302 of the Code.

  We hereby consent to the filing of this opinion as Exhibit 8 to the Registration Statement and to the references to us under the captions "The Merger--Certain Federal Income Tax Consequences of the Merger" and "Legal Matters" in the prospectus constituting a part of the Registration Statement.

                                          Very truly yours,

                                          /s/ Haythe & Curley